U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC File Number ___________

CUSIP Number 74625M   101

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [  ] Form 10-D [  ] Form N-SAR

For Period Ended: December 31, 2021

[ ]	Transition Report on Form 10-K

[ ]	Transition Report on Form 10-Q

For the Transition Period Ended: ________________________________

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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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Part I - Registrant Information

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Full Name of Registrant: PURE HARVEST CORPORATE GROUP, INC.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number)

7400 E. Crestline Cir. Ste. 130

City, State and Zip Code3

Greenwood Village, CO 80111

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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

Pure Harvest, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for its year ended December 31, 2021 by the prescribed date without unreasonable effort or expense. The Company believes that the Annual Report will be completed and filed within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

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Part IV - Other Information

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(1)	Name and telephone number of person to contact in regard to this notification

Matthew Gregarek	(303)	915-2027
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).	[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PURE HARVEST CANNABIS GROUP, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2022	By:	/s/ Matthew Gregarek
Matthew Gregarek
Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).